Form 51-102F3

Material Change Report

1.	NAME AND ADDRESS OF COMPANY

Fronteer Development Group Inc. (the “Company”) 1650-1055 West Hastings Street Vancouver, British Columbia V6E 2E9

2.	DATE OF MATERIAL CHANGE

February 13, 2007

3.	NEWS RELEASE

The news release was issued on February 13, 2007 and disseminated through the facilities of recognized newswire services.

4.	SUMMARY OF MATERIAL CHANGE

The Company currently owns 47.2% of the issued and outstanding common shares of Aurora Energy Resources Inc. (“Aurora”). Two new, independent resource estimates prepared by Gary Giroux, P. Eng. Of Giroux Consultants Ltd. have collectively increased Aurora’s Measured and Indicated resources of U3O8 to 56 million pounds and the Inferred resources of U3O8 to 38 million pounds contained within Aurora’s Michelin and Jacques Lake deposits (individually, “Michelin” and “Jacques Lake”, and together, the “Deposits”), both located in Labrador. The grade and tonnage of the resources for each of Michelin and Jacques Lake is presented in the table below.

Concurrently with the release of the estimates for the Deposits, Aurora has provided certain information in respect of its proposed 2007 drilling program.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Resource Estimate

Two new, independent resource estimates prepared by Gary Giroux, P. Eng. Of Giroux Consultants Ltd. have collectively increased Aurora’s Measured and Indicated resources of uranium to 56 million pounds U3O8 (“uranium”) and the Inferred resources of uranium to 38 million pounds uranium contained within the Deposits. A detailed estimate breakdown for each of Michelin and Jacques Lake is presented in the following table:

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Deposit	Measured			Indicated			Inferred
	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8
Michelin Open Pit*	3,410,000	0.07	5,340,000	7,930,000	0.06	10,840,000	460,000	0.04	440,000
Michelin Underground**	-	-	-	14,310,000	0.12	36,290,000	13,950,000	0.11	32,610,000
Jacques Lake Open Pit*	-	-	-	1,150,000	0.08	2,100,000	1,520,000	0.06	1,880,000
Jacques Lake Underground**	-	-	-	1,670,000	0.09	3,310,000	1,950,000	0.07	3,100,000
Totals	3,410,000	0.07	5,340,000	25,060,000	0.10	52,540,000	17,880,000	0.10	38,030,000
*	Open pit resource reported at 0.03% U3 08 cut-off
**	Underground resource reported at a 0.05% U3 08 cut-off

Michelin:

Michelin has a strike length of over 1,000 metres and has been drill tested to a vertical depth of approximately 750 metres. The deposit, which remains open for expansion in all directions, has been separated into two preliminary resource domains (open pit and underground), using approximate depths obtained from an on-going scoping study. These two domains consist of an in-pit resource domain, which extends from surface to a depth of 185 vertical metres, 97% of which falls within the Measured and Indicated resource category, and an underground resource domain that extends an additional 400 metres below the base of the pit. Michelin has a new Measured and Indicated resource of 52.5 million pounds of uranium, with an additional Inferred resource of 33.1 million pounds of uranium.

The Michelin database is made up of a combination of historic diamond drill holes both from surface (221 holes) and underground (50 holes). In 2005, 9 diamond drill holes were completed and in 2006, 35 holes were drilled. In addition, there are 597 historic underground samples. Assays for U308 were capped at 3.9% U308. A geologic model was created that outlined a Main Zone and two smaller hanging wall zones. Composites 2.5 metres in length that honoured these mineralized domains were used to interpolate grades into blocks by ordinary kriging. An average bulk density of 2.71 was used to convert volumes to tonnes. The resource was classified into Measured, Indicated and Inferred using semi-variogram ranges applied to search ellipses.

Jacques Lake:

During 2006, Aurora advanced Jacques Lake from a target to a deposit, which like Michelin, remains open for expansion in all directions. Jacques Lake has also been divided into preliminary open pit and underground resource domains. These two domains consist of an in-pit resource domain that extends from surface to a depth of 105 metres and an underground resource domain that extends an additional 275 metres below the pit. Jacques Lake has an initial Indicated resource of 5.4 million pounds of uranium, and an Inferred resource of 5.0 million pounds of uranium.

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Jacques Lake represents a new discovery in the Labrador Central Mineral Belt. It was first drilled in 2005, with 7 diamond drill holes, followed by a further 44 holes in 2006. Assays for U308 were capped at 0.45% . A geologic model outlined a Main Zone and smaller Hanging wall and Foot Wall zones of mineralization. Composites 2.5 metres in length were formed to honour these geologic domains. Ordinary kriging was used to interpolate grade into blocks 10 x 5 x 10 metres in dimension. The resource was classified as Indicated or Inferred based on semi-variogram ranges applied to search ellipses.

The effective date(s) for the Michelin and Jacques Lake estimate is February 13, 2007. Aurora and the Company will file a technical report to support the scientific and technical information in this Material Change Report within the time prescribed by National Instrument 43-101. The scientific and technical disclosure in this Material Change Report, and in the technical report that will be filed to support it, was prepared by, or under the supervision of, the individuals named below, each of whom is a “qualified person” under National Instrument 43-101. Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, Exploration Vice-President for Aurora, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd of Ancaster, Ontario. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. Of Giroux Consultants Ltd.

Drilling Program

For 2007, Aurora has planned a comprehensive drilling program, which will include 80,000 to 100,000 metres of drilling, with a budget of approximately C$20 million. Aurora is planning to allocate 25% of its drilling at Michelin, 25% at Jacques Lake and the remaining 50% on additional targets within Aurora’s claims.

In addition to drilling, Aurora has allocated C$5 million for baseline environmental studies and engineering studies as part of its larger feasibility study, which is expected to be completed by the end of 2008. Engineering studies, infrastructure and economic studies will continue under the direction of SNC-Lavalin, as the lead engineering firm for the development of the Michelin and Jacques Lake. Environmental baseline studies have been on-going for the past two years and will continue in 2007.

Aurora has applied for drill permits to both the Nunatsiavut Government ("Nunatsiavut") and the Province of Newfoundland and Labrador. Subject to weather, Aurora anticipates beginning its drilling program at the Melody Lake target and the Jacques Lake deposit by mid March. In addition, Aurora will be conducting a Titan Induced Polarization survey at Michelin to further delineate the deposit. In respect of Aurora’s drilling program at Michelin, Aurora has been advised that Nunatsiavut will not be issuing permits for drilling on Labrador Inuit Lands during the winter season until such time as the Exploration and Quarrying Standards for Labrador Inuit Lands are established by the Nunatsiavut and the Provincial Government of Newfoundland and Labrador (the “Provincial Government”). Nunatsiavut and the Provincial Government have agreed to extend the time for establishing these standards until the end of March 2007. Accordingly, to the best of its knowledge, the earliest Aurora and the Company anticipates these standards to be effected and for Aurora to receive the necessary winter drilling permit is the end of March, 2007, although there can be

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no assurance that such standards will be established and such permit issued within this time frame.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

No confidential information has been omitted from this material change report.

8.	EXECUTIVE OFFICER

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Sean Tetzlaff, Chief Financial Officer

Telephone: (604) 632-4677

9.	DATE OF REPORT

DATED at Vancouver, British Columbia this 16th day of February, 2007.